Predictmedix Closes $612,500 Private Placement and
Announces Listing on the Frankfurt Exchange

Toronto, Ontario, February 13, 2023 - Predictmedix Inc. ("Predictmedix" or the "Company") (CSE: PMED) (OTCQB: PMEDF), an emerging provider of rapid health screening solutions powered by a proprietary artificial intelligence (AI), today announces that it has closed a non-brokered private placement for total gross proceeds of $612,500. The Company has issued 12,250,000 units (the "Units") at a price of $0.05 per unit. Each Unit consists of one common share of the Company and one common share purchase warrant (a "Warrant"), whereby each Warrant entitles the holder to purchase one additional common share for a period of two years from closing at an exercise price of $0.10 per share. Net proceeds from the financing will be used for general operations (working capital) including business development and technology upgrades. All securities issued in connection with the financing are subject to a statutory hold period expiring four months and one day from the securities' issuance date.

The Company also announces that its common shares have been accepted for listing on the Frankfurt Stock Exchange and trades under the symbol "3QP".

"We are excited to trade on the Frankfurt Stock Exchange, offering our shareholders increased liquidity as well as enhancing our global visibility," commented Dr. Rahul Kushwah, Chief Operating Officer at Predictmedix. "The Frankfurt Stock Exchange is one of the world's largest trading centres for securities and the largest stock exchange in Germany and we look forward to introducing Predictmedix to European investors."

"Last year we set out to achieve notable milestones. We've validated Safe Entry's technology through clinical studies and peer-reviewed publications, integral to our commercialization efforts. In addition to testing and proving the efficacy of Safe Entry, we've made significant hardware and technology upgrades that have elevated our operations and logistics on many fronts."

"Commercially, we have a strong tailwind, and our partners and resellers are in discussion with several organizations to empower their workforces with Safe Entry to ensure safety and protection. Furthermore, we are continuously exploring avenues in healthcare where we can utilize our proprietary AI in triages to reduce the strain on hospitals around the world. While Predictmedix is focused on serving markets where employee screening is a dire need, we have been making additions to our technology portfolio for when we are ready to launch in the healthcare sector. AI in healthcare is projected to grow from 14.6 billion USD in 2023 to $102.7 billion by 2028 - a 47.6% CAGR.1 We believe 2023 will be a pivotal year for Predictmedix and we are looking forward to sharing meaningful news in the near-term future," concluded Kushwah.

Predictmedix has engaged GOLDINVEST, a European publisher, for a 6-month contract to increase the company's awareness in the German-speaking financial community and through its extensive investor network throughout Europe.

1 https://www.reportlinker.com/p04897122/Artificial-Intelligence-in-Healthcare-Market-by-Offering-Technology-Application-End-User-Industry-and-Geography-Global-Forecast-to.html

About Predictmedix Inc.

Predictmedix (CSE: PMED) (OTCQB: PMEDF) is an emerging provider of rapid health screening and remote patient care solutions globally. The Company's Safe Entry Stations - powered by a proprietary artificial intelligence (AI) - use multispectral cameras to analyze physiological data patterns and predict a variety of health issues including infectious diseases such as COVID-19, impairment by drugs or alcohol, fatique or various mental illnesses. Predictmedix's proprietary remote patient care platform empowers medical professionals with a suite of AI-powered tools to improve patient health outcomes. To learn more, please visit our website at www.Predictmedix.com or follow us on Twitter, Instagram or LinkedIn.

Investor Relations Contact

Corey Matthews
ir@predictmedix.com
647-889-6916

Caution Regarding Forward-Looking Information:

This news release may contain forward-looking statements and information based on current expectations. These statements should not be read as guarantees of future performance or results of the Company. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that such assumptions will prove to be correct. We assume no responsibility to update or revise them to reflect new events or circumstances. The Company's securities have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. Persons", as such term is defined in Regulations under the U.S. Securities Act, absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful. Additionally, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to be materially different from any Page 4 of 4 future results, performance or achievements expressed or implied by the forward-looking information contained herein, such as, but not limited to dependence on obtaining regulatory approvals; the ability to obtain intellectual property rights related to its technology; limited operating history; general business, economic, competitive, political, regulatory and social uncertainties, and in particular, uncertainties related to COVID-19; risks related to factors beyond the control of the Company, including risks related to COVID-19; risks related to the Company's shares, including price volatility due to events that may or may not be within such party's control; reliance on management; and the emergency of additional competitors in the industry.

All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except required by law.

Disclaimer: "The Company is not making any express or implied claims that its product has the ability to diagnose, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time."

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